SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C. 20549

                           Form 6-K

                   Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             the Securities Exchange Act of 1934

               For the month of November 30, 1998

                        HOLLINGER INC.

       (Translation of registrant's name into English)

                      10 Toronto Street
                   Toronto, Ontario M5C 2B7
                            CANADA

           (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F                     Form 40-F   x

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                           No    x

                         EXHIBIT LIST


                                                       Sequential
Exhibit             Description                        Page Number

99.1           Interim Report of Hollinger Inc.             4
               for the nine months ended September
               30, 1998

                          SIGNATURES


          Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   HOLLINGER INC.

Date: December 3, 1998             by /s/ Charles G. Cowan, Q.C.
                                     -----------------------------
                                     Name:   Charles G. Cowan, Q.C.
                                     Title:  Vice President and
                                             Secretary